Kevin W Vaughn Accounting Branch Chief Division of Corporation Finance US Securities and Exchange Commission 100 F Street, N E Washington DC 20549 United States	Group Chief Accountant's Level 12 280 Bishopsgate London EC2M 4RB Telephone: 020 7672 2660 Facsimile: 020 7672 1424

20 September 2013

Dear Mr Vaughn

The Royal Bank of Scotland Group plc
Form 20-F for Fiscal Year Ended December 31, 2012
Filed March 27, 2013
File No. 001-10306

Thank you for your letter of 10 September 2013 addressed to Mr Van Saun.

We are carefully considering your comments and expect to be able to provide you with our response by 25 October 2013.

Yours sincerely

/s/ R Kapoor

R Kapoor
Group Chief Accountant

The Royal Bank of Scotland Group plc
Registered in Scotland No 45551
Registered Office: 36 St Andrew Square,
 Edinburgh  EH2 2YB